Exhibit 99.2

Fanhua Announces Changes to its Board of Directors and Management

GUANGZHOU, China, December 16, 2021, Eastern Daylight Time, (GLOBE NEWSWIRE) -- The board of directors (the “Board”) of Fanhua Inc. (“Fanhua” or “the Company”) (Nasdaq: FANH), a leading independent financial services provider in China, today announced that with immediate effect, Mr. Yinan Hu (“Mr. Hu”), founder and a director of the Company, has been appointed by the Company’s Board to be its chairman and chief executive officer, filling the vacancy left by  the resignation of Mr. Chunlin Wang (“Mr. Wang”). Mr. Wang has informed the Board that his resignation is due to his personal reasons.

As the founder of Fanhua, Mr. Yinan Hu is also the largest shareholder of the Company, currently beneficially owns approximately 18.6% of the Company’s outstanding ordinary shares. Mr. Hu served as chairman of the Board from 1998 to 2017, and chief executive officer from 1998 to 2011. Mr. Hu Yinan graduated from Southwestern University of Finance and Economics with a master’s degree in finance. In 2020, he was awarded the honorary title of “The 40 Greatest Insurance Leaders in 40 Years of Chinese Insurance Industry’s History”, recognized as a leading figure in China’s insurance industry.

Mr. Yinan Hu, chairman and chief executive officer of Fanhua, commented, “In the past decade, Mr. Chunlin Wang, as the captain of Fanhua, has showed excellent leadership and strong strategic execution, making great contributions to the growth of Fanhua. On behalf of the Company’s board of directors, I would like to extend my most sincere thanks to him.

“China’s insurance industry is currently in a stage of profound changes, posing great challenges to Fanhua’s development. Fanhua thus upgraded its development strategy to ‘Professionalization, Digitalization and Open Platform’ in 2021, and the next few years will be crucial for delivering the strategy successfully. I am grateful to the Board for their trust and support. I am convinced that Fanhua will transform into a great company. I will lead all the people of Fanhua to strive to achieve this goal with an all-out effort. “

About Fanhua Inc.

Fanhua Inc. is a leading independent financial services provider. Through our online platforms and offline sales and service network, we offer a wide variety of financial products and services to individuals, including life and property and casualty insurance products. We also provide insurance claims adjusting services, such as damage assessments, surveys, authentications and loss estimations, as well as value-added services, such as emergency vehicle roadside assistance.

Our online platforms include: (1) Lan Zhanggui, an all-in-one platform which allows our agents to access and purchase a wide variety of insurance products, including life insurance, auto insurance, accident insurance, travel insurance and standard health insurance products from multiple insurance companies on their mobile devices; (2) Baowang (www.baoxian.com), an online entry portal for comparing and purchasing health, accident, travel and homeowner insurance products and (3) eHuzhu (www.ehuzhu.com), a non-profit online mutual aid platform in China.

As of September 30, 2021, our distribution and service network is consisted of 750 sales outlets covering 23 provinces and 110 service outlets covering 31 provinces.

For more information about Fanhua Inc., please visit http://ir.fanhuaholdings.com/.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Fanhua and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China, future development of COVID-19 outbreak and their potential impact on the sales of insurance products. All information provided in this press release is as of the date hereof, and Fanhua undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Fanhua believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Fanhua is included in Fanhua’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

CONTACT: Investor Relations

Tel: (8620) 83883191

Email: qiusr@fanhuaholdings.com